SECURITI 06007919 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50057

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harborview, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York, NY 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Vespoli (212) 310 9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 23 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 29 2006
WASH, D.C. 152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/22/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert Vespoli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harborview, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NIKHIL NIRANJAN KAPUR
NOTARY PUBLIC - STATE OF NEW YORK
No. 01KA6084269
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES DECEMBER 2, 2008

Notary Public 3/27/06

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harborview, LLC

(a wholly owned subsidiary of Instinet Clearing Services, Inc.)

Statement of Financial Condition

December 31, 2005

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Member of
Haborview, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Harborview, LLC ("the Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 22, 2006

Harborview, LLC
(a wholly owned subsidiary of Instinet Clearing Services, Inc.)
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$4,195,580
Receivable from affiliates	738,167
Receivable from broker-dealers and clearing organizations	10,605
Other assets	40,114
Total assets	$4,984,466
Liabilities and Member's Equity	
Payable to broker-dealers and clearing organizations	$307,812
Payable to affiliates	130,121
Accrued expenses and other liabilities	512,150
Total liabilities	950,083
Member's equity	4,034,383
Total liabilities and member's equity	$4,984,466

The accompanying footnotes are an integral part of this financial statement.

1. Nature of Business

Harborview, LLC (the "Company" or "Harborview"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE") and the National Association of Securities Dealers, Inc. ("NASD"). Instinet Clearing Services, Inc. ("ICS") is a wholly owned subsidiary of Instinet Holdings Incorporated ("IHI"), which is ultimately majority owned by Silver Lake Partners II L.P. ("SLP"). Harborview is a single-member LLC, whereby ICS is the sole member.

Prior to December 8, 2005, ICS was a wholly-owned subsidiary of Instinet Group Incorporated ("IGI"). On December 8, 2005, IGI was purchased by The NASDAQ Stock Market, Inc. ("NDAQ"). In a concurrent transaction, ICS and other IGI subsidiaries were purchased from NDAQ by IHI. These financial statements have been prepared on a historical basis and do not reflect any adjustments for the change in ownership as the parent has elected not to push down the effects of the purchase accounting.

Harborview provides floor brokerage services to affiliated companies. In addition, the Company provided services as a floor broker to former IGI affiliate Lynch, Jones & Ryan, Inc. ("LJR").

2. Significant Accounting Policies

Accounting Estimates

The preparation of the Company's financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2005, cash equivalents included a $4,181,291 investment in a money market mutual fund held at one major U.S. financial institution.

3. Related Party Transactions

The Company clears all of its securities transactions through an affiliate, Instinet Clearing Services ("ICS"). Pursuant to the clearing agreement, ICS can charge the Company for losses that arise from a counterparty's failure to fulfill its contractual obligations. As the market risk cannot be reasonably estimated, the Company is unable to determine the risk of loss as a result of a counterparty's failure.

The Company has entered into brokerage services agreements with affiliated companies.

Instinet Group, LLC (IGLLC), is a wholly owned subsidiary of IHI that provides various services to the Company. Prior to December 8, 2005, IGLLC was a wholly owned subsidiary of IGI (see note 1).

The Company occupies space for which the lease is held by IGLLC. In addition, the Company utilizes the data processing systems maintained by IGLLC.

Substantially, all employees of the company participate in a defined contribution pension plan sponsored by IHI. The IHI Retirement plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50% of their annual base salary to the 401(k) Plan and the Company matches a discretionary amount of the employees' pre-tax contributions. To be eligible for the contribution, employees need to have been an active employee as of December 31, 2005 with at least three months of service. In addition, substantially all employees participate in the IHI Stock Plan.

4. Commitments Contingencies and Liabilities

From time to time, the Company is involved in various legal and regulatory proceedings arising in the ordinary course of business. The Company is also subject to periodic regulatory audits, inspections and investigations. While any litigation contains an element of uncertainty, management believes, after consultation with counsel, that the outcomes of such proceedings or claims are unlikely to have a material adverse effect on the Company.

The Company is obligated under non-cancelable lease agreements with respect to seats on the NYSE. The future rental commitments under these agreements for the year ended December 31, 2006 are approximately $40,583. The seat lease agreements were superseded as a result of the merger between NYSE and Archipelago, Inc., which was completed as of March 8, 2006. Subsequent to the merger, the Company acquired trading licenses that expire on December 31, 2006.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," requires the disclosure of representations and warranties into which the Company enters that may provide general indemnifications to others. In the normal course of business the Company may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve futures claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's statements of operations, financial condition and cash flows.

5. Income Taxes

For tax purposes, the Company is disregarded as an entity separate from its single member, ICS, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). Accordingly, the Company records taxes on a separate company basis as if it were a division of ICS. The Company, together with IHI and certain other subsidiaries in the U. S., is included in a consolidated Federal income tax return.

The Company pays or recovers from IHI the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement with IHI. The Company records deferred

tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates.

6. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate fair value of all financial instruments recognized on the statement of financial condition approximates their carrying value as such financial instruments are short term in nature and bear interest at current market rates.

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of $250,000.

At December 31, 2005, the Company had net capital of $2,956,468 which was $2,706,468 in excess of its required net capital.

The Company is also subject to a minimum net capital requirement of the National Securities Clearing Corporation in the amount of $750,000.

The Company claims exemption from the provision of Rule 15c3-3 under subparagraph (k)(2)(ii). All transactions are cleared through another broker-dealer on a fully disclosed basis.